Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that our management believes is relevant to an assessment and understanding of Lilium N.V.’s and its subsidiaries’ consolidated results of operations and financial condition. The discussion should be read together with the unaudited condensed interim financial statements as of and for the six months ended June 30, 2023, which were prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) and related interpretations issued by the IFRS Interpretations Committee. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the section titled “— Cautionary Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2023 (the “Annual Report”). Capitalized terms used but not defined herein are as defined in the Annual Report.

Overview

Lilium is a next-generation aviation company. We are focused on developing an eVTOL aircraft for use in a new type of high-speed air transport system for people and goods—one that would (i) offer increased connectivity for communities around the world as well as generate time savings to travelers, (ii) be easily accessible from Vertiports close to homes and workplaces, (iii) be affordable for a large part of the population and (iv) be more environmentally sustainable than current regional air transportation.

The products we are developing are fully electric jet aircraft that can take off and land vertically with low noise. Our objective is for the Lilium Jet to be the basis for sustainable, high-speed RAM networks, which refers to networks that will connect communities and locales within a region directly with one another. We believe such networks will require less infrastructure than traditional airports or railway lines, and a fully electric jet aircraft would produce minimal operating emissions. We expect our Lilium Jets will generate zero operating emissions during flight. A single trip might save hours for a traveler; in aggregate, these networks could save our societies millions of travel hours—and significant carbon emissions—each year.

Currently, our development efforts are focused on the detailed design for the Lilium Jet, ongoing certification process for the Lilium Jet with EASA and the FAA, focusing on quality, compliant and on time deliveries from our suppliers, and building out our manufacturing capacity. We plan to rely on two business models. First, we intend to target general business aviation customers as a business line that we intend to deploy in tailored offerings primarily with our four-seater Lilium Jet models through private or fractional ownership sales. Second, we plan to provide a turnkey enterprise solution by selling fleets of four- and six-seater Lilium Jet models, and related aftermarket services, directly to enterprise and other commercial customers.

Trends and Other Factors Affecting Results of Operations

Continuing Development and Commercialization Activities

We expect continued substantial operating expenses in connection with our ongoing activities, particularly as we continue to advance the development, industrialization, and certification of our Lilium Jets and the commercialization of our Private and Fractional Sales, Turnkey Enterprise and Lilium Network business solutions.

Given our development stage and operating structure, most of our expenses to date are tied to headcount, non-recuring supplier costs, test facilities and our technology demonstrators. We expect to continue to incur significant expenses in the foreseeable future, and we expect substantial cash burn in connection with our ongoing activities, particularly for completing the Type Certification process for the Lilium Jet, including assembling and operating (ground and flight tests) the type conforming aircraft needed for such process, building our serial production factory, launching commercial operations and ensuring all infrastructure and talent resources are in place. Additionally, we expect to incur costs associated with operating as a U.S. public company.

We currently estimate that we will require substantial additional cash to fund our operations until our first manned flight test of the type conforming aircraft. Further, we may need to accelerate certain costs, such as non-recuring internal and supplier costs for design, tooling and related services incidental to the ramp up to serial production, in order to achieve various developmental and regulatory milestones within our targeted timeframes. We anticipate substantial pre-delivery payments (“PDPs”) that we have included and intend to include in our binding contracts to become available for our use towards the significant additional costs of certifying the Lilium Jet upon our first manned flight test of the type conforming aircraft. In view of the foregoing, in the future, we expect to generate cash from PDPs from customers, the issuance of additional equity securities, and grants and subsidies from governmental authorities. Any future financing is subject to market conditions and other factors, and our anticipated receipt of substantial PDPs is subject to several risks and uncertainties, many of which are outside of our control. See “— Liquidity and Capital Resources.”

Aircraft Certification

We are designing and producing the Lilium Jet to industry aeronautical standards and applicable regulatory requirements. While EASA is our primary airworthiness authority, we are pursuing concurrent certification of the Lilium Jet through validation of the aircraft by the FAA under the provisions of the BASA. The Lilium Jet is not yet type certified, and there can be no guarantee it will ever be type certified by an applicable regulatory agency. Type Certification remains subject to our completion of certification activities, and we could experience delays in the event of additional or changing regulatory requirements or regulators requiring unexpected testing or analysis.

In July 2019, EASA published a novel set of rules for the certification of eVTOL aircraft, SC-VTOL, applicable to aircraft with a maximum of nine passenger seats and a maximum certificated take-off mass of 3,175kg or less. We intend that the Lilium Jet will be certified by EASA under SC-VTOL. In December 2020, EASA issued the initial Type Certification Basis, CRI A-01 for the Lilium Jet. The CRI A-01 represents a significant milestone in the certification process since it provides a roadmap of airworthiness requirements that will be relevant for full Type Certification of the Lilium Jet. The CRI A-01 is the equivalent to the G-1 issue paper from the FAA.

In relation to the FAA certification process, significant regulatory challenges remain that could impact eVTOL manufacturers whose primary regulator is the FAA. We believe the FAA will trail EASA in promulgating certification standards for eVTOL entrants and, if FAA regulations further change or are delayed, we expect commercial eVTOL introduction in the U.S. will be delayed. In June 2023, Lilium received the FAA G-1 Certification Basis necessary for type certificate validation of its Lilium Jet by the FAA. As per FAA practice, there will now be a collaborative process where Lilium and EASA provide feedback to the FAA before the G-1 is issued for public consultation. While internal analysis of the G-1 Certification Basis issued for the Lilium Jet indicates significant alignment by the FAA to SC-VTOL regulations, the G-1 Certification Basis does not cover the method and means of compliance that may subsequently show significant differences between the FAA’s and EASA’s approach to certifying the Lilium Jet.

Overall, the regulatory standards for eVTOL aircraft are under continuing assessment and development by EASA, the FAA and other applicable regulatory agencies and remain subject to change, and we are subject to uncertainty relating to the standards that may ultimately be applicable to the certification and operation of the Lilium Jets, as well as the timeline on which such regulatory standards are developed, implemented and approved by the applicable regulatory agencies.

Once certified by EASA, we expect that the Lilium Jet Type Certification will be recognized by national civil aviation authorities around the world, since many countries’ national civil aviation authorities have bilateral agreements, working arrangements or other collaboration activities with EASA. However, there is no guarantee that regulatory authorities in any other country will accept these standards.

See also “Item 3. Key Information — D. Risk Factors — Risks Related to our Business and Financial Position — We have a limited operating history and face significant challenges to develop, certify, manufacture and launch our services in a new industry, urban and regional air transportation services. Our Lilium Jet remains in development and is not yet type certified, and there can be no guarantee it will ever be type certified” in the Annual Report.

Preliminary Design Review & Critical Design Review

We are currently engaged in a rigorous testing and design program that will be required to substantiate our certification process, and we must conduct and analyze our test flight data before we will be cleared to sell our jets or operate with commercial passengers using our eVTOL jet aircraft.

In late 2021, we opened our PDR, an important milestone in traditional aerospace product development. This process consisted of a series of technical reviews to assess whether the aircraft architecture of the Lilium Jet would meet airworthiness requirements, deliver the performance requirements assumed in the business case and be produced at the appropriate quality levels and at scale. The PDR process continues to help us to refine and optimize the aircraft’s design, as well as to identify and mitigate program and certification risks.

Further, we will conduct CDR starting in the second half of 2023. Going from PDR to CDR means locking in the detailed design ahead of first production of the type conforming aircraft, making key technical trade-off decisions and understanding how these will impact the key attributes of the aircraft program, such as timeline, cost, performance and weight. CDR demonstrates that the design is mature enough to be manufactured, assembled, integrated and tested with Type Certification as a goal. Following CDR, we will start building the first set of type conforming aircraft.

We continue to evaluate our overall program and launch timeline for the Lilium Jet. We are working in close alignment with EASA toward the next major milestone on the Lilium Jet’s path to type certification - agreement of the certification program. After which, we expect the compliance demonstration will commence, which includes the flight test campaign that will continue until Type Certification of the Lilium Jet.

See also “Item 3. Key Information — D. Risk Factors — Risks Related to our Business and Financial Position — Any delays in the development, certification, manufacture and commercialization of our Lilium Jets and related technology, such as battery technology or electric motors, may adversely impact our business, financial condition and results of operations” in the Annual Report.

Impact of the COVID-19 Pandemic

Uncertainty regarding the consequences and lingering impact of the COVID-19 pandemic negatively impacted our ability to develop a precise forecast for product development in prior periods. The extent to which COVID-19 continues to impact our business, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted. Based on the latest developments, we are expecting business operations to continue.

While the pandemic did not result in a material slowdown in our engineering, testing, certification and production activities, adverse developments could cause our operations and the operations of our vendors, suppliers and commercial partners, including infrastructure, airline, training and other business partners, to be adversely impacted, and could result in delays or disruptions in the supply chain for our components, parts and materials, any of which could delay the development and commercialization of the Lilium Jet. Adverse developments from COVID-19’s ongoing economic and health repercussions could negatively impact our future field engineering, testing and certification processes and manufacturing capacity, as well as our commercial activities, including potential delays and restrictions on our ability to recruit and train staff. We continue to closely monitor developments with respect to COVID-19, including any continuing changes in consumer and business behavior, unease with shared transport, market downturns, supply chain disruptions, shortages of raw materials and finished goods, related inflationary pressures and possible future restrictions on business and individual activities.

For additional information on risks posed by the COVID-19 pandemic, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Financial Position — We face risks related to health epidemics, including the ongoing COVID-19 pandemic” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Reliance on Third Parties — Any disruptions to our supply chain, significant increase in component costs or shortages of critical components could adversely affect our business and result in increased costs” in the Annual Report.

Impact of the War in Ukraine and Other Geopolitical Conflicts and Tension

Although we do not have any operations or direct suppliers located in Ukraine, Belarus or Russia and have not experienced any direct impacts from the conflict, we believe our continuing design and development activities, regulatory certification processes and ability to contract with prospective customers, suppliers and other counterparties, as well as to progress to the production, manufacturing and commercialization of the Lilium Jet, could be adversely affected by the war in Ukraine. For example, the continuance or any escalation of the conflict could result in disruptions to our business and operations, increase inflationary pressures and adversely affect our anticipated unit and production costs, increase raw material costs and cause further disruption to supply chains, impacting our ability to successfully contract with suppliers and could have other adverse impacts on our anticipated costs and commercialization timeline.

Existing or additional government actions, including economic sanctions and trade controls, taken in response to the conflict could also adversely impact the commercial and regulatory environment in which we operate. Such disruptions could similarly impact our data protection, data management, and design efforts, including if there are any increased cyberattacks or data security incidents as a result of the conflict, and negatively impact our corporate, research and development and production efforts and result in us incurring increased cybersecurity costs.

We continue to closely monitor the possible effects of the war in Ukraine and general economic factors, including the impact of inflation, on our business and planning. These factors put pressure on our costs for employees and materials and services we procure from our suppliers, as well as affect other stakeholders and regulatory agencies.

We also continue to closely monitor geopolitical conflicts and tension, including the imposition of and changes in foreign investment, economic sanctions and trade control regulations, that could adversely impact our business. There is currently no material impact on the Group’s operations from applicable foreign investment, economic sanctions and trade control regulations. However, the imposition of and changes in such regulations in the future could adversely impact our business.

For additional information on risks posed by the conflict in Europe, geopolitical conflicts and tensions and general economic factors, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Financial Position — We face risks related to natural disasters, health epidemics and other outbreaks, wars and geopolitical conflicts, any of which could significantly disrupt our operations,” “Item 3. Key Information — D. Risk Factors — Risks Related to Our Reliance on Third Parties — Any disruptions to our supply chain, significant increase in component costs or shortages of critical components could adversely affect our business and result in increased costs” and “Item 3. Key Information — D. Risk Factors — Risks Related to the Regulatory Environment in which Lilium Operates — We are or will be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation” in the Annual Report.

Going Concern

Our financial statements for the six months ended June 30, 2023 have been prepared assuming that Lilium will continue as a going concern, but there is substantial doubt about the ability to continue as a going concern. See “— Liquidity and Capital Resources” below.

Fundraising Activities

In May 2023, we entered into a securities purchase agreement (the “SPA”) with Aceville Pte. Limited (the “Investor”), an affiliate of Tencent Holdings Limited, for the issuance and partial pre-funding, in a private placement, of warrants to purchase up to 184,210,526 Class A Shares of the Company for $1.00 per share (the “May 2023 Warrants”). Upon issuance, the Investor pre-funded $100 million of the aggregate exercise price of the May 2023 Warrants and committed to pre-fund an additional $75 million of the aggregate exercise price upon the Company securing $75 million in additional third-party funding (the “warrant pre-funding commitment”).

In July 2023, we consummated an underwritten public offering and a concurrent private placement resulting in aggregate gross proceeds of approximately $117 million. The proceeds from these offerings satisfied the condition precedent to the warrant pre-funding commitment. As a result, in July 2023, the Investor funded an additional $75 million to further partially prepay against the aggregate exercise price of the May 2023 Warrants.

See “— Liquidity and Capital Resources — Current Sources of Liquidity and Capital Resources” for more information.

Key Components of Operating Results

Research and Development Expense

Research and development activities are primarily in the fields of engineering, prototyping (including our technology demonstrators), production, testing and certification. In addition to overall aircraft architecture and configuration, we are undertaking research activities relating to the energy system and propulsion system, including acoustic characteristics and core engine design, as well as software and control systems. We are continuing to invest in the development of our Lilium Jet, including production, testing, spare parts and maintenance.

The costs for internally generated research and development are expensed when incurred. Some costs for internally generated development may be capitalized if the relevant conditions under International Accounting Standard (“IAS”) 38 are met. To date, we have not capitalized any research and developments costs.

Research and development activities primarily include the following expenses:

●	personnel-related expenses for research and development activities, including salaries, benefits, social security expenses, travel and share-based compensation;
●	fees paid to third parties, such as suppliers, consultants and contractors, for outsourced engineering services;
●	expenses related to materials, including various components used in development of the Lilium Jet, supplies, software costs and licenses and third-party services; and
●	depreciation for equipment used in research and development activities.

We expect our research and development costs to increase for the foreseeable future as we continue to invest in research and development activities to achieve our operational and commercial goals.

General and Administrative Expense

General and administrative expenses consist of personnel-related expenses for our corporate, executive, finance and other administrative functions and expenses for outside professional services, including legal, audit and accounting services, as well as expenses for facilities, software costs and licenses, depreciation, amortization and travel. Personnel-related expenses consist of salaries, benefits, social security expenses and share-based compensation.

Selling Expense

Selling expenses consist of personnel expenses, including salaries, benefits and share-based compensation, for all personnel directly involved in business development and marketing activities. Such expenses are incurred to prepare for providing regional air mobility services, enabling Lilium to commence commercial operations, to prepare infrastructure for Vertiports and for marketing and external communications. Our sales and marketing efforts are conducted through a highly specialized sales team related to the commercialization of our service. Our investment in sales and marketing will continue to grow as we continue to expand our team globally.

Finance Income

Finance income for the six months ended June 30, 2023 resulted from interest income of approximately €1.5 million and foreign currency gain on warrant liabilities of approximately €1.5 million. Finance income for the six months ended June 30, 2022 consisted primarily of the change in the fair value of our outstanding warrants.

Finance Expense

Finance expense for the six months ended June 30, 2023 mainly resulted from the change in the fair value of our outstanding warrants. Finance expense for the six months ended June 30, 2022 consisted primarily of negative interest and interest portion of lease payments.

Share of Loss in a Joint Venture

Lilium holds 27,7% economic interest in Ionblox, Inc. (formerly Zenlabs Energy, Inc.) (“Ionblox”) as of June 30, 2023. In 2022, Lilium’s economic interest was diluted from 34.8% to 32.1%, 31.4% and 27.7% in January 27, May 12, and November 24, 2022, respectively.

Lilium’s investment in its jointly-controlled investee, Ionblox, is accounted for as an “investment under the equity method.” Under the equity method, the investment in a joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in Lilium’s share of net assets of the joint venture since the acquisition date.

Results of Operations

Comparison of the six months ended June 30, 2023 to the six months ended June 30, 2022

	Six Months Ended June 30,		Change
(thousand €)	2023	2022	(Absolute)	(%)
Research and development expenses	(84,295)	(83,028)	(1,267)	1.5%
General and administrative expenses	(40,192)	(46,987)	6,795	(14.5)%
Selling expenses	(4,252)	(9,574)	5,322	(55.6)%
Other income	1,435	2,599	(1,164)	*n.m.
Other expenses	(1,222)	(1,393)	171	*n.m.
Operating loss	(128,526)	(138,383)	(9,857)	(7.1)%
Finance income	3,021	16,597	(13,576)	(81.8)%
Finance expenses	(258,739)	(931)	(257,808)	27,691.5%
Financial result	(255,718)	15,666	(271,384)	(1,732.3)%
Share of loss in a joint venture	(1,165)	(1,457)	292	*n.m.
Loss before income taxes	(385,409)	(124,174)	(261,235)	210.4%
Income tax (expense) / benefits	(83)	478	(561)	*n.m.
Net loss for the period	(385,492)	(123,696)	(261,796)	211.6%

*n.m. marks changes that are not meaningful for further discussion

Research and Development Expenses

Research and development expenses increased by €1.3 million to €84.3 million during the six months ended June 30, 2023, from €83.0 million for the six months ended June 30, 2022. Personnel expenses (including share-based payment expenses) increased by €1.3 million due to increased employee headcount. Expenses incurred by suppliers on behalf of Lilium increased by €4.5 million in preparation for certification and serial production of the Lilium Jet, amortization and depreciation expenses increased by €1.1 million, and miscellaneous expenses increased by €1.6 million. Contractor and consulting expenses decreased by €4.8 million and testing component and material costs decreased by €2.4 million.

General and Administrative Expenses

General and administrative expenses decreased by €6.8 million to €40.2 million during the six months ended June 30, 2023, from €47.0 million during the six months ended June 30, 2022. This decrease was primarily attributable to a decrease in contractor and consulting expenses of €4.6 million, a decrease in insurance premiums primarily related to directors’ and officers’ liability insurance of €1.7 million, a decrease in other miscellaneous expenses of €1.2 million and a decrease in personnel expenses (including share-based payment expenses) of €0.2 million, slightly offset by the payment of a success fee in relation to fundraising activities of €0.9 million.

Selling Expenses

Selling expenses decreased by €5.3 million to €4.3 million during the six months ended June 30, 2023, from €9.6 million during the six months ended June 30, 2022, primarily attributable to a decrease in personnel expenses (including share-based payment expenses) of €4.2 million due to lower employee headcount and a decrease in other miscellaneous expenses of €1.1 million.

Financial Result

The financial result decreased by €271.4 million to a loss of €255.7 million for the six months ended June 30, 2023, from a gain of €15.7 million for the six months ended June 30, 2022, primarily due to €258.3 million in finance expenses resulting from fair value changes in our outstanding warrants slightly offset by other interest income of €1.5 million and foreign currency gain on warrant liabilities of €1.5 million for the six months ended June 30, 2023, compared to €16.2 million in finance income from fair value changes and foreign currency effect on outstanding warrants for the six months ended June 30, 2022.

Liquidity and Capital Resources

Current Sources of Liquidity and Capital Resources

Since our inception in 2016, we have been primarily engaged in research and development of eVTOL aircraft and have consequently incurred significant operating losses. Operating losses were €128.5 million and €138.4 million for the six-month periods ended June 30, 2023 and 2022, respectively. We expect to continue to incur losses and negative operating cash flows during 2023 and for the foreseeable future, until we successfully commence sustainable commercial operations.

Since inception, we have financed our operations primarily from the issuance of our ordinary and preferred equity and convertible loans. Since our founding, we have relied on external financing for our research and development activities, as well as to the organizational processes and resources required for these activities.

In May 2023, we entered into the SPA with the Investor for the issuance and partial pre-funding, in a private placement, of warrants to purchase up to 184,210,526 Class A Shares for $1.00 per share, referred to as the May 2023 Warrants. Upon issuance, the Investor pre-funded $100 million of the aggregate exercise price of the May 2023 Warrants and committed to pre-fund an additional $75 million of the aggregate exercise price upon the Company securing $75 million in additional third-party funding, referred to as the warrant pre-funding commitment.

On July 13, 2023, we entered into an underwriting agreement for the purchase and sale of 57,692,308 Class A Shares at a public offering price of $1.30 per share for gross proceeds of approximately $75 million (the “Public Offering”). B. Riley Securities, Inc. acted as sole underwriter with respect to the Public Offering. The Public Offering closed on July 18, 2023.

On July 13, 2023, we entered into a securities purchase agreement with a number of new and existing investors, as well as a number of Lilium directors and senior executives (the “PIPE SPA”), for the purchase and sale of an aggregate of 32,146,147 Class A Shares for $1.30 per share and warrants to purchase up to 8,036,528 Class A Shares at an exercise price of $2.00 per share for gross proceeds of approximately $42 million (the “2023 PIPE”). The 2023 PIPE was closed in two tranches on July 18, 2023 and August 1, 2023. Each warrant was immediately exercisable, with only whole Class A Shares issuable upon exercise. The warrants will expire 18 months from the applicable date of issuance. The PIPE SPA contains customary registration rights in respect of the securities purchased in the 2023 PIPE.

The gross proceeds resulting from the Public Offering and 2023 PIPE satisfied the condition precedent to the warrant pre-funding commitment and as a result, in July 2023, the Investor funded an additional $75 million to partially prepay against the aggregate exercise price of the May 2023 Warrants. Following satisfaction of the warrant pre-funding commitment, the remaining unpaid exercise price of the May 2023 Warrants is $0.05 per Class A Share.

As of June 30, 2023 and December 31, 2022, we had cash and cash equivalents and other financial assets of €184.0 million and €205.5 million, respectively, and no substantial debt. Our cash is mainly held at banks, on hand, or invested in short-term deposits or similar liquid assets. As of June 30, 2023 and December 31, 2022, we had current other financial assets of €60.2 million and €22.6 million, respectively, as well as non-current other financial assets of €3.5 million and €3.4 million, respectively.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

Our financial statements for the six months ended June 30, 2023 have been prepared on a basis that assumes that Lilium will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business. Management assessed our ability to continue as a going concern and evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern using all information available about the future.

Historically, we have funded our operations primarily through capital raises and loans from shareholders. Since our inception, we have incurred recurring losses and negative cash flows from operations (accumulated losses were €1,355.7 million as of June 30, 2023). We expect to continue generating operating losses and negative cash flow from operations for several years. The Group has a shareholders’ deficit of €84.6 million that is mainly driven by the operational losses carried forward by the Group and the fair value movement of the warrants. The going concern basis is driven by the Group’s available liquidity and its ability to settle its liabilities and commitments. The warrants are settled upon exercise by warrant holders via issuance of Class A Shares against the applicable exercise price without negatively impacting the Group’s liquidity.

Our financing plan shows substantial financing needs for several years. Based on our business plan, we depend on additional financing for development activities and operations that is currently not assured.

Our current forecast indicates that we do not have sufficient funds to fund our operations for several years. Additionally, we must reach several milestones, including completion of our research and development program, and obtaining regulatory approvals, which will have an increased importance as we progress towards commercialization. Consequently, our ability to continue as a going concern is largely dependent on our ability to successfully progress with our business model and to secure additional funds in the near future through a combination of debt financing, equity offerings, partnerships and grant funding. We plan to secure additional capital in the next 12 months and beyond through, for example, public funding grants, equity offerings, debt financing, or collection of PDPs in order to continue as a going concern. Between the reporting date and the date the interim financial statements were made available, the Group received additional gross funding of approximately $192 million from the issuance of additional Class A shares and warrants to purchase Class A Shares, and including the additional $75 million from the May 2023 warrant pre-funding commitment.

There is no certainty that we will be successful in obtaining sufficient funding through PDPs, public funding grants, or additional private or public offerings of debt and/or equity. If we are unsuccessful in securing sufficient capital, our management will be required to undertake, and is committed to undertaking, additional significant cost-cutting measures, including significant headcount reductions that could require us to curtail or discontinue our operations. Such cost-cutting measures should help maintain our liquidity within the twelve-month period from the issuance date of the Company’s unaudited condensed consolidated interim financial statements and provide additional time for raising sufficient funds through the start of series production of the Lilium Jet.

Based on our recurring losses from operations since inception, expectation of continuing operating losses in the future and the need to secure additional capital to finance our future operations, which is not secured yet, we have concluded that there is substantial doubt about our ability to continue as a going concern, and, therefore, that we may be unable to realize our assets and discharge our liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Despite this substantial doubt, management is continuing to take actions to secure sufficient financing, and thus believes that the application of the going concern assumption for the preparation of the Company’s unaudited condensed consolidated interim financial statements is appropriate.

Cash Flows

The following table summarizes the cash flows for each period presented:

	Six Months Ended June 30,
(in € thousands)	2023	2022
Net cash (used in) / provided by:
Operating activities	(102,022)	(122,721)
Investing activities	(46,989)	97,439
Financing activities	89,803	(1,477)
Cash-based changes in cash and cash equivalents	(59,208)	(26,759)
Effect of foreign exchange rate changes on cash and cash equivalents	(33)	35
Effect of change in expected credit loss provisions	47	—
Net decrease in cash and cash equivalents	(59,194)	(26,724)

Cash flow used in operating activities

Net cash used in operating activities for the six months ended June 30, 2023 was €102.0 million, consisting primarily of a net loss of for the period of €385.5 million, offset by non-cash adjustments of €256.8 million in fair value changes of financial instruments and expected credit losses, €15.4 million share-based compensation expense, €4.9 million in depreciation, amortization and impairment expenses, €1.2 million of share of loss in a joint venture. The net cash used in operating activities is also offset by the decrease in net working capital of approximately €6.1 million due to changes in trade and other payables and changes in other assets and liabilities.

Cash flow used in / provided by investing activities

Our recurring capital expenditures have historically consisted primarily of investments in leasehold improvements, technical equipment and machinery and office and other equipment.

Net cash used in investing activities for the six months ended June 30, 2023 was €47.0 million primarily due to payments for short-term investments of €60.0 million and purchases of and advance payments on property, plant and equipment of €8.2 million, partially offset by €20.0 million of proceeds from short-term investments and €1.3 million of interest received.

Cash flow provided by / used in financing activities

Net cash provided by financing activities for the six months ended June 30, 2023 was €89.8 million primarily due to the receipt of €91.8 million for the partial prepayment by the Investor of the aggregate exercise price of the May 2023 Warrants and €0.2 million proceeds from share capital increase and capital contribution, partially offset by €1.8 million of principal elements of lease payments and interest paid of €0.3 million.

Material Cash Requirements

We expect our operating expenses to increase in connection with our ongoing activities, particularly as we continue to advance the development and certification of our Lilium Jets and the commercialization of our Private and Fractional Sales, Turnkey Enterprise and Lilium Network business solutions.

Given our development stage and operating structure, most of our expenses to date are tied to headcount and our Lilium Jet prototypes. We expect to continue to incur significant expenses in the foreseeable future, and we expect substantial cash burn in connection with our ongoing activities, particularly for completing the Type Certification process, including assembling the type conforming aircraft needed for such process, building our serial production factory, launching commercial operations and ensuring all infrastructure and talent resources are in place, as well as incurring costs associated with operating as a U.S. public company.

We are subject to risks related to the development and commercialization of our Lilium Jets and our services, as further discussed in “Item 3. Key Information — Risk Factors” of the Annual Report, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.

We currently estimate that we will require substantial additional cash to fund our operations until our first manned flight test of the type conforming aircraft planned to occur in late 2024, following which we anticipate substantial PDPs that we have included and intend to include in our binding contracts to become available for our use towards the significant additional costs of securing Type Certification of the Lilium Jet. The receipt of PDPs to fund manufacturing activity is standard practice in the aerospace industry. Nevertheless, our anticipated receipt of substantial PDPs is subject to several risks and uncertainties, many of which are out of our control. Additionally, any estimates regarding our future capital requirements are subject to a variety of known and unknown risks and uncertainties and may be based on potentially inaccurate assumptions, any of which could cause our actual capital requirements to differ materially from those contained in or implied by any such estimates. Moreover, many factors could directly and indirectly affect the timing and quantum of our capital requirements in the future as we continue to progress development of the Lilium Jet and advance the parallel regulatory certification processes, including, but not limited to, any delays in our achievement of first manned flight, the acceleration of non-recurring supplier costs in the ramp up to serial production, geopolitical events, inflation, rising interest rates and any related volatility or other economic uncertainties. In the future, the Company will consider raising capital from any of PDPs, grants and subsidies from governmental authorities, equity offerings, debt financing and/or other strategic transactions. Any future capital raising is subject to market conditions and other factors, some of which may be out of our control.

As part of our business strategy, we continue to evaluate capital raising and strategic opportunities from and with several sources, including private investors, strategic partners, business counterparties and government sources. Such opportunities could include joint ventures and strategic partnerships. We may enter into non-binding letters of intent as we assess the commercial appeal of potential transactions. Any potential transactions could be material to our business, financial condition and operating results and may involve the issuance of additional Class A Shares and other securities.

Our level of expenses and capital expenditures will be significantly affected by customer demand for our Lilium Jets and services. The fact that we have a limited operating history and are entering a new industry means we have no historical data on the demand for our services. As a result, our future capital requirements may be uncertain, and actual capital requirements may be different from those we currently anticipate. However, we expect our expenses and capital expenditures to continue to be significant in the foreseeable future as we expand our development, certification, production and commercial launch, and expand our existing facilities for technology prototyping and production. We expect our principal cash demands, and our results in the medium-term, to be driven by:

●	Ongoing design and development of the Lilium Jet in house and at our partners, including assembling the type conforming aircraft needed for such process, completing Type Certification of the Lilium Jet, continuing to build a factory for serial production of the Lilium Jet, which includes purchasing manufacturing equipment, tools, raw materials and components as well as ramp-up to serial aircraft production.
●	Go-to-market activities, which includes expanding the commercial team and its operations (including our aftermarket maintenance, service, and support functions), increasing marketing efforts, and extending relationships for infrastructure and aftermarket support operations.
●	Organizational build-up, which, among other costs, includes establishing the right infrastructure, processes and human resources required to launch a global revenue generating business.

Many of these costs are unpredictable over the long-term, and there may be other substantial costs that we are currently unable to anticipate. Our targeted timeframe for achieving our objectives is also subject to known and unknown risks and uncertainties. We continue to evaluate our overall program and launch timeline based on the results of our continuing design and certification efforts. Any delays in the successful completion of the Lilium Jets may impact our ability to generate revenue. See “Item 3. Key Information — D. Risk Factors” of the Annual Report. Additionally, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. The commercial launch of our regional air mobility services and sales has unpredictable costs and is subject to significant risks, uncertainties and contingencies, many of which are beyond our control, that may affect the timing and magnitude of these anticipated expenditures. Some of these risks and uncertainties are described in more detail in “Item 3. Key Information — D. Risk Factors” in the Annual Report. In the event that we incur higher costs than expected or determine that it may be beneficial to create additional capital buffer, we may raise additional funds to finance our series aircraft production.

The development and commercialization of our products will continue to require substantial expenditures, and we are reliant upon continued investments and capital raises to fund operations.

Other Commitments and Contingencies

We had €12.1 million and €11.0 million in lease-related liabilities as of June 30, 2023 and December 31, 2022, respectively. We also have various lease contracts that had not yet commenced as of June 30, 2023. As of June 30, 2023, the future lease payments relating to these leases were €0.5 million.

In addition, we have commitments under operating contracts. As of June 30, 2023, the future payments for the operating contracts were €92.1 million within one year, €75.9 million between one and five years and €12.4 million thereafter. Further, as of June 30, 2023, we had commitments of €8.1 million to acquire items of property, plant and equipment and commitments of €0.2 million to acquire items of intangible assets.

We entered into a new success fee arrangement in November 2022 that entitles a former member of key management a percentage of certain future fundraising up to a cap of €9.1 million. As of June 30, 2023, a commitment of €8.2 million remained on the contract.

Anticipated Sources of Funds

If our cash resources are insufficient to finance our future cash requirements, we will need to finance our future cash needs through a combination of PDPs from customers, equity offerings, debt financings, partnerships or grant funding. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of shareholders may be diluted, and the terms of such securities may include liquidation or other preferences that adversely affect the rights of existing shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through partnerships, collaborations or other similar arrangements with third parties, we may have to relinquish valuable rights to our Lilium Jet. Additionally, the current economic environment could limit our ability to raise capital by issuing new equity or debt securities on acceptable terms or at all, and lenders may be unwilling to lend funds on acceptable terms or at all in the amounts that would be required to supplement cash flows to support operations.

If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or, in the worst case, terminate our research and development and commercialization efforts and may not be able to fund our continuing operations.

Critical Accounting Estimates

A discussion of our critical accounting estimates can be found in our audited annual financial statements as of December 31, 2022 and 2021 and for each of the three years in the year ended December 31, 2022, as well as in our unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2023 and 2022.

Material Weaknesses in Internal Control Over Financial Reporting

In connection with the preparation and audit of our consolidated annual financial statements, we identified material weaknesses in our internal control over financial reporting. The Company is currently working to remediate the material weaknesses. See the discussion in our Annual Report.

Cautionary Note Regarding Forward-Looking Statements

This discussion and analysis contains forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act. Forward-looking statements provide our current expectations or forecasts of future events and include, but are not limited to, statements regarding Lilium’s proposed business and business model, the markets and industry in which Lilium operates or intends to operate, and the anticipated timing of the commercialization and launch of Lilium’s business.

Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “might,” “objective,” “ongoing,” “opportunity,” “plan,” “potential,” “predict,” “project,” “result,” “should,” “strategy,” “target,” “will” and “would,” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements in this discussion and analysis include, but are not limited to, statements regarding our business plan, operations, cash flows and financial position.

Lilium operates and will continue to operate in a rapidly changing emerging industry. New risks emerge daily. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements, including any statements regarding when or whether any strategic collaboration between Lilium and the respective collaborator will be effected, the number, price or timing of any Lilium Jets to be sold (or if any such Lilium Jets will be sold at all), the price to be paid therefor and the timing of launch or manner in which any proposed eVTOL network or anticipated commercial activities will operate, Lilium’s business and product development strategies or certification program, or Lilium’s funding requirements.

Forward-looking statements are subject to known and unknown risks and uncertainties and may be based on potentially inaccurate assumptions, any of which could cause actual events or results to differ materially from those contained in or implied by our forward-looking statements. Many factors could cause actual future events and operating results to differ materially from the forward-looking statements contained herein, including, but not limited to, the following risks:

●	Lilium’s future funding requirements and any inability to raise necessary capital on favorable terms (if at all);
●	the eVTOL market may not continue to develop, or eVTOL aircraft may not be adopted by the transportation market;
●	the Lilium Jet may not be certified by transportation and aviation authorities, including EASA or the FAA;
●	the Lilium Jet may not deliver the expected reduction in operating costs or time savings that Lilium anticipates;
●	adverse developments regarding the perceived safety and positive perception of the Lilium Jets, the convenience of expected future Vertiports and Lilium’s ability to effectively market and sell regional air mobility services and aircraft;
●	challenges in developing, certifying, manufacturing and launching Lilium’s services in a new industry (urban and regional air transportation services);
●	a delay in or failure to launch commercial services as anticipated;
●	the RAM market for eVTOL passenger and goods transport services does not exist, whether and how it develops is based on assumptions, and the RAM market may not achieve the growth potential Lilium’s management expects or may grow more slowly than expected;
●	if Lilium is unable to adequately control the costs associated with pre-launch operations and/or its costs when operations are commenced (if ever);
●	difficulties in managing growth and commercializing operations;
●	failure to commercialize Lilium’s strategic plans;
●	any delay in completing testing and certification, and any design changes that may be required to be implemented in order to receive Type Certification for the Lilium Jet;
●	any delays in the development, certification, manufacture and commercialization of our Lilium Jets and related technology, such as battery technology or electric motors;
●	any failure of the Lilium Jets to perform as expected or an inability to market and sell the Lilium Jets;

●	any failure of suppliers to achieve serial production of the proprietary and/or novel software, battery technology and other technology systems still in development;
●	reliance on third-party suppliers for the provision and development of key emerging technologies, components and materials used in the Lilium Jet, such as the lithium-ion batteries that will power the jets, a significant number of which may be single or limited source suppliers, and the related risk that any of these prospective suppliers or strategic partners may choose to not do business with us at all, or may insist on terms that are commercially disadvantageous, and as a result we may have significant difficulty procuring and producing our jets;
●	if any of Lilium’s suppliers become financially distressed or go bankrupt, Lilium may be required to provide substantial financial support or take other measures to ensure supplies of components or materials, which could increase costs, adversely affect liquidity and/or cause production disruptions;
●	third-party air carriers are expected to operate Lilium Network services in the U.S., Europe, the Kingdom of Saudi Arabia, the United Kingdom and Brazil, among other countries, using the Lilium Jets, and these third-parties, as well as Lilium, are subject to substantial regulation and complex laws, and unfavorable changes to, or the third-party air carriers’ or Lilium’s failure to comply with, these regulations and/or laws could substantially harm Lilium’s business and operating results;
●	any inability to operate the Lilium Network services after commercial launch at the anticipated flight rate, on the anticipated routes or with the anticipated Vertiports could adversely impact Lilium’s business, financial condition and results of operations;
●	potential customers may not generally accept the RAM industry or Lilium’s passenger or goods transport services;
●	any adverse publicity stemming from any incident involving Lilium or its competitors, or an incident involving any air travel service or unmanned flight based on autonomous technology;
●	if competitors obtain certification and commercialize their eVTOL vehicles before Lilium;
●	business disruptions and other risks arising from the COVID-19 pandemic and geopolitical events, including the war in Ukraine, and including related inflationary pressures, may impact Lilium’s ability to successfully contract with its supply chain and have adverse impacts on its anticipated costs and commercialization timeline; and/or
●	Lilium’s inability to deliver Lilium Jets with the specifications and on the timelines anticipated in any non-binding memorandums of understanding or binding contractual agreements with customers or suppliers we have entered into or may enter into in the future.

The foregoing list of factors is not exhaustive. You should also consider carefully the statements set forth in the section entitled “Item 3. Key Information — D. Risk Factors” in the Annual Report. You should not rely on these forward-looking statements, which speak only as of the filing date of this discussion and analysis unless the context requires otherwise. We undertake no obligation to publicly revise any forward-looking statement to reflect new information, changed circumstances or events after the filing date of this discussion and analysis or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we will file periodically with the SEC after the filing date of this discussion and analysis.

Additionally, statements that “Lilium believes” or “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the filing date of this discussion and analysis, and while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely on these statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable as of the filing date of this discussion and analysis, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither Lilium nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward-looking statements contained in this discussion and analysis and any subsequent written or oral forward-looking statements that may be issued by Lilium or persons acting on our behalf.

RISK FACTORS

Our business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this document as well as in the Annual Report, including without limitation “Item 5 — Operating and Financial Review and Prospects,” and in other documents we file with or furnish to the SEC, including the following risk factors, before deciding to invest in or to maintain an investment in our securities. Our business, as well as our reputation, financial condition, results of operations and share price, could be materially adversely affected by any of the risks set forth in this document and in the Annual Report, as well as other risks and uncertainties not currently known to us or not currently considered material.

Any delays in the development, certification, manufacture and commercialization of our Lilium Jets and related technology, such as battery technology or electric motors, may adversely impact our business, financial condition and results of operations.

We have previously experienced, and may experience in the future, delays or other complications in the design, certification, manufacture, launch, production and servicing ramp up of our jets and related technology. If further delays arise or recur, if our remediation measures and process changes do not continue to be successful or if we experience issues with planned manufacturing improvements or design and safety, we could experience issues in sustaining the progress towards commercialization or delays in increasing production capacity. Notably, many of the components for the jet are proprietary and/or novel (e.g., the battery cell technology that we intend to use), and as a result have never been manufactured on a commercial scale. Even if we are successful in developing prototypes and functional iterations of these various components, there can be no guarantee that we or our suppliers will be able to achieve large-scale, cost-effective commercial production of these components according to our schedule or at all. If we encounter difficulties in scaling our production or servicing capabilities, if we fail to obtain the required batteries from our suppliers that meet the required performance parameters, if our jet technologies and components (and the related costs of production) do not meet our expectations, if the manufacturing capabilities of Lilium or our suppliers are unable to achieve cost-effective serial production of jet components, or if we are unable to launch and sell our jets or operate our services before our competitors, or if such technologies fail to perform as expected, are inferior to those of our competitors or are perceived as less safe than those of our competitors, we may not be able to achieve our performance targets in aircraft range, speed, payload and noise or launch products on our anticipated timelines, and our business, financial condition and results of operations could be materially and adversely impacted.

Our Lilium Jets require complex software, battery technology and other technology systems that remain in development and need to be commercialized in coordination with our vendors and suppliers to achieve serial production. The failure of advances in technology and of manufacturing at the rates and volumes we project may impact our ability to increase the volume of our production or drive down end user pricing.

We are also relying on third-party suppliers to commercialize these technologies (such as battery cell technology) at the volume and costs we require to launch and ramp-up our production. Our suppliers may not be able to meet the production timing, volume requirements or cost requirements we have assumed in our business plan. Since many of these technologies are proprietary or novel applications that have never been manufactured on a commercial scale (such as battery cell technology), there can be no assurance that our suppliers will be able to achieve the targeted levels of production at the projected cost of such production according to our schedule or at all. If the cost of producing critical components of the Lilium Jet is significantly higher than we anticipate, and we and our suppliers are unable to reduce such production costs in a timely fashion, if and when the Lilium Jet achieves Type Certification we may need to materially increase the sales price from what is expected, which could adversely impact demand for our jets and the viability of our business plan. Our third-party suppliers could face other challenges, such as the lack of raw materials or machinery, the breakdown of tools in production or the malfunctioning of technology as they ramp up production. As a result, our business plan could be significantly impacted, and we may incur significant delays in production and full commercialization, which could adversely affect our business, prospects and results of operations.

Our business depends substantially on the efforts of our key employees and qualified personnel; our operations may be severely disrupted if we lose their services or are unable to recruit and hire sufficient competent personnel with the requisite skills.

Our success depends substantially on the efforts of our key employees and qualified personnel, and our operations may be severely disrupted if we lose their services or are unable to recruit and hire sufficient competent personnel with the requisite expertise and skills. Presently we have significant unfilled job positions, many of which are for needed to fulfil critical expertise and skills in our engineering, production, quality, and operations departments. The failure to attract, integrate, train, motivate and retain these personnel could seriously harm our business and prospects including our ability: (i) to successfully build on-schedule the first set of type conforming aircraft needed for the compliance demonstration of the Lilium Jet, which includes the flight test campaign; and (ii) to successfully and timely obtain our POA necessary to manufacture and produce the Lilium Jet at scale. Further, as we build our brand, approach the start of production of the type confirming Lilium Jet, and become more well known, the risk that competitors or other companies may poach our talent increases.